NEWS RELEASE

BIOFUEL ENERGY REPORTS THIRD QUARTER RESULTS

DENVER, COLORADO – NOVEMBER 10, 2010 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its third quarter 2010 results.  For the quarter ended September 30, 2010, revenues totaled $114.7 million, resulting in a net loss of $1.8 million, compared to revenues of $91.1 million and a net loss of $8.4 million for the same period in 2009.  Net loss attributable to common shareholders was $1.4 million, or $.05 per share, for the quarter ended September 30, 2010, compared to a net loss attributable to common shareholders of $6.2 million, or $.26 per share, for the same period in 2009.

Operating income for the third quarter of 2010 was $1.0 million, which resulted from $110.1 million in cost of goods sold, including $78.2 million for corn, and $3.6 million in general and administrative expenses. The Company also had $2.8 million of interest expense in the third quarter of 2010.  For the same period of 2009, our operating loss was $3.8 million, which resulted from $89.0 million in cost of goods sold, including $60.5 million for corn, and $5.9 million in general and administrative expenses.  During the third quarter of 2009, the Company had $4.6 million in interest expense.  Depreciation expense for the third quarter of 2010 was $6.8 million, compared to $6.7 million for the same period in 2009.

Scott H. Pearce, the Company's President and Chief Executive Officer, stated: “Overall, margins showed steady improvement during the quarter, as ethanol prices more than kept up with rising corn prices.  In addition, our plants performed well and our production cost improvements showed through in our results, as we continue to focus on achieving profitability.  We were also able to repay our maturing working capital facility with the proceeds of the bridge loan, which we consider a significant step towards resolving our liquidity issues.  Finally, we view the long anticipated ruling from the EPA approving the move to E-15 on newer model cars as supportive to the industry in the mid to long term.”

On October 18, 2010, the Company filed a registration statement with the SEC for a rights offering, the proceeds of which it intends to use to repay its bridge loan facility and subordinated debt and to make certain other payments.  The Company entered into the bridge loan on September 24, 2010 in order to repay in full the working capital loans under its senior debt facility.  The bridge loan facility matures on March 24, 2011.  At September 30, 2010, the Company had $192.5 million in term loans outstanding under its senior debt facility and $19.4 million borrowed under its bridge loan facility. At September 30, 2010, the Company held $10.9 million of cash and equivalents and equity totaled $55.1 million, including $.3 million of noncontrolling interest.

The Company plans to host a conference call on Thursday, November 11, 2010 beginning at 1:00 p.m. (EST) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 13119.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 153871.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.  Readers are directed in particular to the Company’s disclosures concerning liquidity matters and going concern considerations contained in our most recent Quarterly Report on Form 10-Q.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire Executive Vice President & Chief Financial Officer (303) 640.6500 kmaguire@bfenergy.com	For more information: www.bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,

Summary Income Statement	2010	2009	2010	2009
Net sales	$114,747	$91,138	$312,031	$295,096
Cost of goods sold	110,140	89,039	318,336	298,911
Gross profit (loss)	4,607	2,099	(6,305)	(3,815)
General and administrative expenses:
Compensation expense	1,606	1,467	5,152	4,551
Other	1,976	4,420	4,642	8,210
Operating income (loss)	1,025	(3,788)	(16,099)	(16,576)
Interest income	-	13	-	74
Interest expense	(2,783)	(4,598)	(8,061)	(12,036)
Other non-operating expense	-	-	-	(1)
Net loss	(1,758)	(8,373)	(24,160)	(28,539)
Less: Net loss attributable to the noncontrolling interest	381	2,139	5,224	8,061
Net loss attributable to BioFuel Energy Corp. common shareholders	$(1,377)	$(6,234)	$(18,936)	$(20,478)

Loss per share - basic and diluted attributable to BioFuel Energy Corp. common shareholders	$(0.05)	$(0.26)	$(0.75)	$(0.87)

Weighted average shares outstanding-basic and diluted	25,449	24,397	25,411	23,418

Additional operational data
Ethanol sold (gallons, in thousands)	56,185	51,557	167,733	162,568
Dry distillers grain sold (tons, in thousands)	131.3	117.3	377.4	360.8
Wet distillers grain sold (tons, in thousands)	65.5	84.3	266.3	283.1
Average FOB price of ethanol sold (per gallon)	$1.84	$1.56	$1.64	$1.54
Average FOB price of dry distillers grain sold (per ton)	$88.10	$84.25	$92.72	$108.05
Average FOB price of wet distillers grain sold (per ton)	$22.26	$23.08	$22.80	$34.34
Average corn cost (per bushel)	$3.83	$3.14	$3.65	$3.58

	September 30,	December 31,
Summary Balance Sheet	2010	2009

Cash and equivalents	$10,895	$6,109
Accounts receivable	21,442	23,745
Inventories	19,159	20,885
Prepaid expenses	1,937	2,529
Other current assets	1,995	325
Property, plant and equipment, net	266,364	284,362
Debt issuance costs, net	5,320	6,472
Other non-current assets	2,591	2,348
Total assets	$329,703	$346,775

Total current liabilities	$46,428	$40,830
Long-term debt, net of current portion	218,377	220,754
Tax increment financing, net of current portion	5,527	5,591
Other non-current liabilities	4,277	1,705
Total liabilities	274,609	268,880

BioFuel Energy Corp. stockholders' equity	54,826	72,235
Noncontrolling interest	268	5,660
Total equity	55,094	77,895
Total liabilities and equity	$329,703	$346,775

Total shares outstanding at November 8, 2010 (a)	32,577,713

(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com